COMMENTS RECEIVED ON JANUARY 30, 2015

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II (File No. 811-22083)

Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 23

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 86

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 4

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund
Fidelity Municipal Cash Central Fund
Fidelity Securities Lending Cash Central Fund
Fidelity Tax-Free Central Fund

AMENDMENT NO. 36

1. Fidelity Commodity Strategy Central Fund and Fidelity Mortgage Backed Securities Central Fund

"Fund Summary" (Part A of the Registration Statements)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

2. Fidelity Commodity Strategy Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The third paragraph of this section states that the investment adviser may invest up to 25% of the Fund's assets in a wholly-owned subsidiary (the "Subsidiary") of the Fund organized under the laws of the Cayman Islands. With regard to the Subsidiary, please:

Comment 1:
Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the controlled foreign corporation ("CFC").

Comment 2:
Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Comment 3:
Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Comment 4:
Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Comment 5:
Disclose, as appropriate, whether any of the CFC's principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Comment 6:
Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Comment 7:
Confirm in correspondence that: (1) the CFC's expenses will be included in the fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC's books and records by the staff; and (4) the CFC's board of directors will sign the fund's registration statement.

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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R: As previously discussed with the Staff, the fund's wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. We respond as follows to the Staff's Comments 1-7 with respect to the CFC:

Response 1:
As previously discussed with the Staff, the fund typically looks through the CFC, and aggregates the CFC's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also "Response 5," below.

Response 2:
The fund complies with Section 15. The CFC is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. We note that the CFC's advisory contract is between its adviser, Geode, and the CFC. The contract is not a material contract with respect to the fund's shareholders and therefore we do not believe it needs to be filed with the fund's registration statement.

Response 3:
As previously noted, the fund typically looks through the CFC, and aggregates the CFC's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. The CFC has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:
As disclosed under "Subsidiary Risk" in the "Principal Investment Risks" section of the fund's prospectus, "the fund relies on a private letter ruling received by other Fidelity funds from the Internal Revenue Service with respect to its investment in the Subsidiary."

Response 5:
The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 6:
The fund consolidates its financial statements with the CFC's consistent with no-action relief dated April 29, 2008 (see Fidelity's letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements are filed on Form N-CSR.

Response 7:
We confirm that (1) pursuant to General Instruction B.2(b) of Form N-1A, the fund is not required to include information regarding Item 3 of Form N-1A in its Part A disclosure; (2) pursuant to the Appointment of Agent for Service of Process dated September 16, 2013 and filed with the SEC as exhibit (h) to the trust's initial registration statement on September 27, 2013, the CFC has designated an agent for service of process in the United States; (3) under the terms of the Appointment of Agent for Service of Process, the CFC has agreed to the examination of its books and records by the Staff; and (4) the CFC is not required to execute the Registrant's post effective amendments because it is not offering any securities in the United States, nor is the CFC a co-issuer of the fund's securities.

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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3. Fidelity Commodity Strategy Central Fund

"Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares are offered only to other Fidelity funds. Shares are not offered to the public."

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Frequent Purchases and Redemptions"

"Because the fund is primarily offered for investment only to certain other Fidelity funds, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and the fund accommodates frequent trading."

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Buying Shares"

"Shares are offered only to certain other Fidelity funds. Shares of the fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933 (1933 Act). Investments in the fund may be made only by a limited number of institutional investors, including certain other Fidelity funds and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the fund."

C: The Staff believes that the disclosure regarding to whom shares of the fund are offered should be standardized.

R: The eligibility disclosure in the sections entitled, "Fund Summary - Purchase and Sale of Shares" and "Additional Information about the Purchase and Sale of Shares - Buying Shares," differs slightly from the disclosure included in the section entitled, "Additional Information about the Purchase and Sale of Shares - Frequent Purchases and Redemptions," because of the different purposes of the disclosure. The disclosure in the first two sections noted in the previous sentence is intended to describe with specificity who is eligible to purchase shares of the fund. The disclosure in the last sentence is intended to describe the risks that frequent purchases and redemptions of fund shares by shareholders may present for other shareholders of the fund, as required by Form N-1A, Item 11(e). We include the word "primarily" in this section because this same disclosure is also used by other Fidelity mutual funds with different eligibility standards than the fund (i.e., shares of those funds may not be offered exclusively to other Fidelity funds). Notwithstanding the inclusion of "primarily" in this section, we believe that the disclosure in all three sections noted in the Staff's comment meets the respective requirements of Form N-1A.

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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4. All funds (except Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund)

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation inBoard and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills,which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

6. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff notes that there is no disclosure regarding securities lending and questions the significance of the fund's name and whether the fund is in compliance of Section 35(d) of the Investment Company Act of 1940.

R: The fund's name does not suggest that it focuses its investments in a particular type of investment. Instead, "Securities Lending Cash Central" reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund's name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.

7. Fidelity Mortgage Backed Securities Central Fund and Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for each fund.

R: Each fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

8. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser may invest up to 10% of the fund's assets in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds" in the "Principal Investment Strategies" section.

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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R: We will modify the section as follows:

"The Adviser may invest up to 10% of the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds)."

9. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

10. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities. Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury."

C: The Staff believes that the disclosure should read "mortgage-backed" instead of "mortgage-related" due to the Name Test Rule.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

11. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff requests that a corresponding lower-quality debt strategy be added to "Principal Investment Strategies."

Fidelity Central Investment Portfolio II LLC (File No. 811-22083), Amendment No. 23, Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 86, Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 4, Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 36

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R: The fund does not have a principal investment strategy to invest in lower-quality debt securities. We have included a reference to lower-quality debt securities under "Issuer-Specific Changes" to the extent that the fund or any underlying fund in which the fund invests may have exposure to lower-quality debt securities. Accordingly, we have not modified disclosure.

12. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.